(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

May 25, 2012

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Capital Trust (the trust):
Fidelity Stock Selector All Cap Fund (the fund)
File Nos. (002-61760) and (811-02841)
Post-Effective Amendment No. 104

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 104 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register new classes for the fund: Class A, Class T, Class B, Class C, and Institutional Class for Fidelity Stock Selector All Cap Fund.

This filing contains the Prospectuses and Statement of Additional Information for Fidelity Stock Selector All Cap Fund.

Pursuant to Rule 485(a), the trust elects an effective date of August 1, 2012. We request your comments by June 24, 2012.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/Travis Craig
Travis Craig
Legal Product Group